                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          NORLAND MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   656031 10 1
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                               Page 2 of 7 Pages


                                  SCHEDULE 13G

CUSIP NO.  656031 10 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NORLAND PARTNERS, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1387931), THE SOLE GENERAL PARTNER OF WHICH IS NOVATECH MANAGEMENT CORPORATION, A DELAWARE CORPORATION.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

         A DELAWARE LIMITED PARTNERSHIP.
--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                                0 SHARES OF COMMON STOCK
                           -----------------------------------------------------
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                                0 SHARES OF COMMON STOCK
                           -----------------------------------------------------
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                                 0 SHARES OF COMMON STOCK
                           -----------------------------------------------------
      WITH
                           8  SHARED DISPOSITIVE POWER
                                            0 SHARES OF COMMON STOCK
                           -----------------------------------------------------


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.00%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G

                                                               Page 3 of 7 Pages


CUSIP NO.  656031 10 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NOVATECH MANAGEMENT CORPORATION, A DELAWARE CORPORATION. THE STOCKHOLDERS OF NOVATECH MANAGEMENT CORPORATION ARE REYNALD G. BONMATI AND ALBERT S. WAXMAN.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

         A DELAWARE CORPORATION. MESSRS. BONMATI AND WAXMAN ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                         396,049 SHARES OF COMMON STOCK
                           -----------------------------------------------------
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                         0 SHARES OF COMMON STOCK
                           -----------------------------------------------------
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                          396,049 SHARES OF COMMON STOCK
                           -----------------------------------------------------
      WITH
                           8  SHARED DISPOSITIVE POWER
                                     0 SHARES OF COMMON STOCK
                           -----------------------------------------------------


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.53%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 4 of 7 Pages


Item 1(a).  Name of Issuer:

         Norland Medical Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         106 Corporate Park Drive
         Suite 106
         White Plains, New York  10604

Item 2(a).  Name of Person Filing:

         (i) Norland Partners, L.P., a Delaware limited partnership. The sole general partner of Norland Partners, L.P. is Novatech Management Corporation, a Delaware corporation.

         (ii) Novatech Management Corporation, a Delaware corporation. The stockholders of Novatech Management Corporation are Reynald G. Bonmati, whose business address is Premium Point, New Rochelle, New York 10801, and Albert S. Waxman, whose business address is 1 Maynard Drive, Park Ridge, New Jersey 07656.


Item 2(b).  Address of Principal Business Office or,
                    if none, Residence:

         (i)      Norland Partners, L.P.
                  Premium Point
                  New Rochelle, NY 10801

         (ii)     Novatech Management Corporation
                  Premium Point
                  New Rochelle, NY 10801

Item 2(c).  Citizenship:

         (i)      Norland Partners, L.P. is a Delaware limited partnership.

         (ii) Novatech Management Corporation, the sole general partner of Norland Partners, L.P., is a Delaware corporation. Messrs. Bonmati and Waxman are United States citizens.

Item 2(d).  Title of Class of Securities:

         Common Stock.

                                                               Page 5 of 7 Pages


Item 2(e).  CUSIP Number:

         656031 10 1

Item 3.

         Inapplicable.

Item 4.  Ownership:

         The following information is provided as of December 31, 1997:

         (a)      Amount Beneficially Owned:

                  (i) Norland Partners, L.P. is the beneficial owner of 0 shares.(1)

                  (ii) Novatech Management Corporation is the beneficial owner of 396,048 shares.(1)

         (b)      Percent of Class:

                  0.00% for Norland Partners, L.P.; and
                  5.53% for Novatech Management Corporation

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           0 shares for Norland Partners, L.P.; and
                           396,049 shares for Novatech Management Corporation

                  (ii)     shared power to vote or to direct the vote:

                           0 shares for Norland Partners, L.P.; and
--------

(1) The figure for the amount beneficially owned by Norland Partners, L.P. does not include 396,049 shares of Common Stock directly owned by Novatech Management Corporation, its general partner, with respect to which Norland Partners, L.P. disclaims beneficial ownership, and the following shares of Common Stock, with respect to all of which Norland Partners, L.P. and Novatech Management Corporation disclaim beneficial ownership: (a) 1,007,662 shares owned by Reynold G. Bonmati; (b) 130,000 shares issuable upon the exercise of options granted to Mr. Bonmati; (c) 21,110 shares owned by Catherine Bonmati, Mr. Bonmati's wife, as trustee FBO Sandrine Bonmati and Chrystale Bonmati, with respect to which Mr. Bonmati also disclaims beneficial ownership; (d) 30,000 shares issuable upon the exercise of options granted to Albert
         S. Waxman; and (e) 87,842 shares owned by Novatech Resource Corporation (Mr. Bonmati is President and principal stockholder of Novatech Resource Corporation).

                                                               Page 6 of 7 Pages


                           0 shares for Novatech Management Corporation

                  (iii) sole power to dispose or to direct the disposition of:

                           0 shares for Norland Partners, L.P.; and
                           396,049 shares for Novatech Management Corporation

                  (iv) shared power to dispose or to direct the disposition of:

                           0 shares for Norland Partners, L.P.; and
                           0 shares for Novatech Management Corporation

Item 5.   Ownership of Five Percent or Less of a Class:

         (i) As of the date hereof, Norland Partners, L.P. is not the beneficial owner of more than five percent of the issuer's common stock.

Item 6.   Ownership of More than Five Percent on Behalf of
                  Another Person:

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Norland Partners, L.P. and Novatech Management Corporation.

Item 7.   Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
                  Group:

         Inapplicable.

Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.
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                                                               Page 7 of 7 Pages


         After reasonable inquiry and to the best of its knowledge and belief, each of Norland Partners, L.P. and Novatech Management Corporation certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998


                                       NORLAND PARTNERS, L.P.

                                       By: Novatech Management Corporation, its
                                           General Partner


                                       By:/s/ Reynald G. Bonmati
                                          -------------------------------------
                                          Name:  Reynald G. Bonmati
                                          Title: President

                                       NOVATECH MANAGEMENT CORPORATION


                                       By:/s/ Reynald G. Bonmati
                                          -------------------------------------
                                          Name:  Reynald G. Bonmati
                                          Title: President